Exhibit 99.1

For Immediate Release

Company name: DAIICHI SANKYO COMPANY, LIMITED

Representative: Takashi Shoda, President and Representative Director

(Code no.: 4568, First Section, Tokyo, Osaka and Nagoya Stock Exchanges)

Please address inquiries to Toshio Takahashi, Corporate Officer in Charge,

Corporate Communications Department

Telephone: +81-3-6225-1126

Transfer of a Portion of Sankyo Pharma GmbH Products

Tokyo, December 14, 2005 – DAIICHI SANKYO COMPANY, LIMITED announced today that Sankyo Pharma GmbH (headquartered in Munich, Germany; hereafter, SPG) - a European subsidiary of Sankyo Co., Ltd. (President: Yasuhiro Ikegami; hereafter, Sankyo), a wholly owned subsidiary of DAIICHI SANKYO COMPANY, LIMITED - has agreed to cede a total of 11 products sold in Europe including the endermic antiphlogistic Mobilat®, and the circulatory enhancer and humectant Hirudoid®, among others to STADA Arzneimittel AG (headquartered in Bad Vilbel, Germany).

In 1990, Sankyo purchased capital interest in Luitpold Werk, the forerunner of SPG, and in 1991, Luitpold Werk became a wholly owned subsidiary of Sankyo. The list of pharmaceuticals in question are products which were sold by the former Luitpold Werk and are still being sold today. In the future, SPG will focus on ethical drugs such as the antihypertensive Olmetec® (generic name: olmesartan medoxomil), and will proceed to develop this business in Europe.

<STADA Arzneimittel AG company overview>

•	Headquarters: Bad Vilbel, Germany

•	Established: 1895

•	Main business: Started in the generic drugs business in 1975, which has since become the company’s core business.

•	Number of employees: Approximately 1400.